Exhibit 99.1
Home Inns Reports Second Quarter 2011 Financial Results
Revenue Increased 12% Year over Year to RMB 905 million
Additional 203 New Hotels Contracted or Under Development
Shanghai, August 10, 2011 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.
Second Quarter 2011 Financial Highlights
•
Total revenue for the second quarter was RMB 905.2 million (US$140.1 million) representing a 12.2% year-over-year increase. During the quarter, Home Inns proactively implemented more stringent than customary public safety measures in its hotel portfolio, and during implementation, a number of guest rooms were temporarily made unavailable for guest stay. In addition, Home Inns experienced lengthened hotel business license granting process which led to delayed openings in new hotels previously scheduled to be opened earlier in the second quarter. These two unfavorable impacts on total revenues were partially offset by better than expected revenue performance and positive RevPAR increase achieved by mature hotels outside of Shanghai.

•
Net income attributable to Home Inns’ shareholders for the quarter was RMB 122.1 million (US$18.9 million). Net income was reduced by share-based compensation expenses of RMB 19.9 million (US$3.1 million), foreign exchange loss of RMB 0.3 million (US$0.05 million), one-time corporate spending of RMB 4.6 million (US$0.7 million), and increased by gain on buy-back of convertible bonds of RMB 1.5 million (US$0.2 million) and gain from fair value change of convertible notes of RMB 26.3 million (US$4.1 million). This compared to a net income attributable to Home Inns’ shareholders of RMB 135.8 million in the second quarter of 2010, which was reduced by share-based compensation expenses of RMB 14.0 million, foreign exchange loss of RMB 0.5 million, and increased by gain on buy-back of convertible bonds of RMB 2.0 million.

•
Income from operations for the quarter was RMB 134.3 million (US$20.8 million), compared to that of RMB 173.9 million in the same period of 2010. Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 154.2 million (US$23.9 million) for the quarter, compared to RMB 188.0 million in the same period of 2010. Lower revenues due to delayed new hotels opening, absence of the one-time benefit from the Shanghai World Expo last year, higher pre-opening costs for hotels under construction and a higher portfolio mix with new hotels in operation resulted in unfavorable comparison in income from operations year over year.

•
EBITDA (non-GAAP) for the quarter was RMB 250.4 million (US$38.7 million). Excluding any share-based compensation expenses, foreign exchange loss, gain on buy-back of convertible bonds and gain from fair value change of convertible notes, adjusted EBITDA (non-GAAP) for the quarter was RMB 242.9 million (US$37.6 million), compared to RMB 274.2 million for the same period of 2010.

•	Diluted earnings per ADS for the quarter were RMB 1.71 (US$0.26); adjusted diluted earnings per ADS (non-GAAP) for the quarter were RMB 2.48 (US$0.38).

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4635 to US$1.00, the noon buying rate as of June 30, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
Because of the anti-dilutive impact, diluted earnings per ADS exclude foreign exchange gain from convertible notes issued in December 2010, and gain from fair value change of convertible notes. Adjusted diluted earnings per ADS (non-GAAP) exclude foreign exchange loss, share-based compensation expenses, gain on buy-back of convertible bonds and gain from fair value change of convertible notes. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
“We achieved our revenue targets despite lower than expected revenue contribution from new hotels as well as temporary closure of a number of rooms during the quarter. We further strengthened our development pipeline and had a total of 203 new hotel projects under development by the end of the quarter. Our newly opened hotels are ramping up according to expectations, and our matured hotels outside of Shanghai delivered overall operational improvements,” said Mr. David Sun, Home Inns’ Chief Executive Officer. “Through effective pricing management and diligent cost control at the hotel level, we maintained a healthy level of profitability even with lower revenue base, higher pre-opening costs, higher new hotel portfolio mix, increasing inflationary pressure and an unfavorable comparison without the one-time benefit from Shanghai World Expo.”
Operational Highlights
•
During the second quarter of 2011, Home Inns opened 88 new hotels, including 28 new leased-and-operated hotel and 60 new franchised-and-managed hotels. During the quarter, there was one leased-and-operated hotel closure due to municipal city planning and re-zoning and one franchised-and-managed hotels closure due to change in ownership of the property.

•
As of June 30, 2011, Home Inns operated across 164 cities in China with a total of 934 hotels (net of two closures), of which 481 were leased-and-operated hotels (including one Yitel Hotel under Home Inns’ mid-scale hotel brand), and 453 were franchised-and-managed hotels. The average number of guest rooms per hotel was 114.

•	In addition, Home Inns had another 84 leased-and-operated hotels and 119 franchised-and-managed hotels contracted or under construction as of June 30, 2011.
•
As of June 30, 2011, Home Inns had 4.28 million active non-corporate members, representing a 42% increase from 3.02 million as of June 30, 2010. Room nights sold to active non-corporate members consistently represented over 50% of total room nights sold.

•
The occupancy rate for all hotels in operation was 94.0% in the second quarter of 2011, compared with 96.4% in the same period in 2010 and 85.1% in the previous quarter. The decrease in occupancy rate year over year was mainly due to a higher mix of new hotels going through ramp up with relatively lower occupancy rate than that of mature hotels during the quarter as compared to a year ago. The sequential increase in occupancy resulted from normal seasonality as business activity tends to pick up during the second quarter.

•
RevPAR, defined as revenue per available room, was RMB 163 in the second quarter of 2011, compared with RMB 171 in the same period in 2010 and RMB 140 in the previous quarter. The year-over-year RevPAR decrease was driven by a lower occupancy rate discussed above and a decrease in average daily rate, or ADR, from RMB 177 to RMB 173 due to absence of price premium unique to the Shanghai World Expo which started on May 1, 2010 and ended on October 31, 2010.

•
RevPAR for Home Inns’ hotels that had been in operation for at least 18 months was RMB 170 for the second quarter of 2011, compared to RMB 173 for the same group of hotels in the second quarter of 2010. RevPAR for Home Inns’ hotels located outside of Shanghai that had been in operation for at least 18 months during the second quarter of 2011 was RMB 169 compared to RMB 163 for the same group of hotels in the second quarter of 2010. This favorable comparison was attributable to increase in occupancy rate from 97.0% to 97.5% and increase in ADR from RMB 163 to RMB 169.

“Starting in the second half of the year, we are implementing internal initiatives to further accelerate our development pace in bringing new hotels on-line so that our full year hotel unit growth will meet our target despite the recent changes in China’s compliance environment. Soon we will surpass a key milestone of having 1,000 Home Inn hotels in operation in 2011. The expected closing of the Motel 168 acquisition with the addition of over 280 hotels will further Home Inns’ leadership position in the industry.” Mr. Sun continued, “With established track record of solid planning and execution, Home Inns is well-positioned to continue positive business momentum and resume higher growth in 2012 and beyond to capture the long-term opportunities in China’s hotel industry.”
Second Quarter 2011 Financial Results
Home Inns’ total revenues for the second quarter of 2011 were RMB 905.2 million (US$140.1 million), an increase of 12.2% year over year.
•
Total revenues from leased-and-operated hotels for the second quarter of 2011 were RMB 809.2 million (US$125.2 million), representing an 8.8% increase year over year and a 17.7% increase sequentially. The increase year over year was mainly driven by a greater number of hotels in operation. The sequential increase was mainly due to seasonality.

•
Total revenues from franchised-and-managed hotels for the second quarter of 2011 were RMB 96.0 million (US$14.9 million), representing a 52.1% increase year over year and a 38.6% increase sequentially. The year over year increase in revenues from franchised-and-managed hotels for the quarter was mainly driven by a larger number of such hotels in operation. The sequential increase was attributable to an increased fee-revenue base driven by seasonality, as well as initial franchise fees from a larger number of new franchised-and-managed hotel opening during the quarter.

Total operating costs and expenses for the second quarter of 2011 were RMB 712.8 million (US$110.3 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter increased 21.5% from the same quarter last year to RMB 692.9 million (US$107.2 million), representing 76.5% of total revenues, compared with 70.7% for the same quarter a year ago and 87.2% for the previous quarter.
•
Total leased-and-operated hotel costs for the second quarter of 2011 were RMB 626.9 million (US$97.0 million), representing 77.5% of the leased-and-operated hotel revenues. This compared to 69.6% for the same quarter in 2010 and 86.2% for the previous quarter. The year-over-year increase in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues was mainly due to a higher mix of new hotels in ramp-up with full costs yet limited revenue contribution, a higher pre-opening costs of RMB 26.9 million for hotels under construction, a greater number of hotels opening during the quarter driving higher consumables costs, and a smaller revenue base absent the one-time benefit from the Shanghai World Expo. The sequential increase was due to a seasonally smaller revenue base during the first quarter.

•
Personnel costs of franchised-and-managed hotels for the second quarter of 2011 was RMB 16.3 million (US$2.5 million), representing 17.0% of franchised-and-managed hotel revenues. This compared to 16.7% for the same quarter in 2010 and 14.8% for the previous quarter. These costs are for the salary and benefits of the general managers of the franchised-and-managed hotels.

•
Sales and marketing expenses for the second quarter of 2011 includes regular expenses of RMB 12.9 million (US$2.0 million) decreased by a credit of RMB 14.0 million (US$2.2 million) due to a change in estimation of reward points redemption and expiration. Prior to the second quarter of 2011, Home Inns did not apply any estimated redemption rate for accrual of estimated reward costs due to limited history in its customer rewards program. Starting April 2011, Home Inns began to apply an estimated redemption rate based on accumulated knowledge of redemption and expiration of the reward points. Regular sales and marketing expenses was 1.4% of total revenues compared with RMB 8.6 million or 1.1% of total revenues in the same period of 2010 and RMB 10.0 million or 1.3% of total revenues for the previous quarter.

•
General and administrative expenses for the second quarter of 2011 were RMB 70.8 million (US$10.9 million) which include share-based compensation expenses of RMB 19.9 million (US$3.1 million), and one-time spending of RMB 4.6 million (US$0.7 million) related to the proposed acquisition of Motel 168. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 50.8 million (US$7.9 million), or 5.6% of the total revenues, compared with 4.1% of the total revenues in the same period of 2010 and 6.2% in the previous quarter.

The above resulted in an income from operations for the second quarter of 2011 of RMB 134.3 million (US$20.8 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB154.2 million (US$23.9 million), compared to an income from operations of RMB 188.0 million in the same period of 2010 and an income from operations of RMB 48.5 million in the previous quarter. The main reasons for the year-over-year decrease in income from operations were higher pre-opening costs, higher mix of new leased-and-operated hotels with less favorable expense ratio than hotels that are fully ramped up and the absence of the benefit from the Shanghai World Expo. The sequential increase in income from operations was mainly driven by seasonally higher revenue and lower utilities cost in the quarter.
EBITDA (non-GAAP) for the second quarter of 2011 was RMB 250.4 million (US$38.7 million). Excluding any share-based compensation expenses, foreign exchange loss, gain on buy-back of convertible bonds and gain from fair value change of convertible notes, adjusted EBITDA (non-GAAP) was RMB 242.9 million (US$37.6 million), or 26.8% of total revenues, a decrease of 7.2 percentage points year over year.
Net income attributable to Home Inns’ shareholders for the quarter was RMB 122.1 million (US$18.9 million). Adjusted net income attributable to Home Inns’ shareholders (non-GAAP), which excludes any share-based compensation expenses, foreign exchange loss, gain on buy-back of convertible bonds and gain from fair value change of convertible notes, was RMB 114.5 million (US$17.7 million) for the second quarter of 2011, compared with that of RMB 148.4 million from the same period a year ago.

Basic earnings per share for the second quarter of 2011 were RMB 1.49 (US$0.23), while diluted earnings per share were RMB 0.85 (US$0.13). Basic earnings per ADS were RMB 2.97 (US$0.46), while diluted earnings per ADS were RMB 1.71 (US$0.26). Excluding any share-based compensation expenses, foreign exchange loss, gain on buy-back of convertible bonds and gain from fair value change of convertible notes, adjusted basic earnings per share (non-GAAP) were RMB 1.39 (US$0.22), while adjusted diluted earnings per share (non-GAAP) were RMB 1.24 (US$0.19). Adjusted basic earnings per ADS (non-GAAP) were RMB 2.79 (US$0.43), and adjusted diluted earnings per ADS (non-GAAP) were RMB 2.48 (US$0.38).
Net operating cash flow for the second quarter of 2011 was RMB 254.3 million (US$39.3 million), compared to RMB 280.0 million from the second quarter of 2010. Capitalized expenditures for the quarter were RMB 243.8 million (US$37.7 million), while related cash paid for capital expenditures during the quarter was RMB 133.6 million (US$20.7 million).
As of June 30, 2011, Home Inns had cash and cash equivalents of RMB 2.1 billion (US$327.5 million). The outstanding balance of its convertible bonds (issued in 2007) was RMB 112.8 million (US$17.4 million) including principal and accrued interest. Outstanding balance of long-term financial liability (measured at fair value) arose from the convertible notes issued in December 2010 was RMB 1.2 billion (US$179.2 million).
Outlook for the Third Quarter 2011 and Full Year 2011
Taking into consideration of the lengthened hotel business license application and granting process, and its impact on Home Inns hotel opening schedule before the benefits of internal initiatives to minimize its impact can be realized, Home Inns expects its total revenues in the third quarter of 2011 to be in the range of RMB 955 million (US$147.8 million) to RMB 975 million (US$150.8 million), representing a 9%-11% year-over-year increase.
Furthermore, Home Inns now expect its full year 2011 revenue to grow 15%-17%, a revision from its previously provided guidance of 18%-20% growth year over year. This forecast reflects Home Inns’ current and preliminary view, which is subject to change. Given the overall stable operating environment and the Company’s on-going efforts to realize efficiency and leverage improvements in development, construction and operations, Home Inns is confident that the impact of the compliance environment change will be temporary, and that the Company’s business thesis and profitability profile remain intact.
Home Inns announced that it entered into a definitive agreement on May 27, 2011 to acquire 100% ownership interest in Motel 168, one of the major branded economy hotel operators in China. The transaction is expected to close, subject to customary closing conditions and Chinese regulatory approvals, in the fourth quarter of 2011.
Conference Call Information
Home Inns’ management will hold an earnings conference call at 9 PM on August 10, 2011 U.S. Eastern Daylight Time (9 AM on August 11, 2011 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+852.3002.1672
U.S. (toll free):	+1.800. 291.5365
U.S. and International:	+1.617. 614.3922

Passcode for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of August 17, 2011 U.S. Eastern Daylight Time.

U.S. toll free:	+1.888.286.8010
International:	+1.617.801.6888
Passcode:	48515157
Live and archived webcasts of this conference call will be available at http://english.homeinns.com.
Annual Report
Home Inns filed its Annual Report on Form 20-F for the year ended December 31, 2010 with the Securities and Exchange Commission on April 27, 2011. The Annual Report on Form 20-F can be accessed through the “SEC Filings” page on the Home Inns website at http://english.homeinns.com. Home Inns will provide a hard copy of its complete audited financial statements free of charge to its shareholders and ADS holders upon request. Requests should be directed to zjruan@homeinns.com or Investor Relations Department, Home Inns & Hotels Management Inc., No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, trade on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures
To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures: total operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes and gain or loss from fair value change of convertible notes, adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes and gain or loss from fair value change of convertible notes, EBITDA and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes and gain or loss from fair value change of convertible notes. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.
Home Inns believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns’ operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns’ operational and financial performance with industry peers.
One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns’ net income for the period. These non-GAAP measures exclude share-based compensation expenses, which have been and will continue to be a significant recurring expense in Home Inns’ business. In addition, Home Inns’ EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.
The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns’ future results will be unaffected by other charges and gains Home Inns considers to be outside the ordinary course of its business.
For investor and media inquiries, please contact:
     Ethan Ruan
     Home Inns & Hotels Management Inc.
     Tel: +86-21-3401-9898 x2004
     Email: zjruan@homeinns.com
     Cara O’Brien
     FD Hong Kong
     Tel: + 852-3716-9818
     Email: cara.obrien@fd.com

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Balance Sheet

	December 31, 2010	June 30, 2011
	RMB ’000	RMB ’000	US$ ’000

ASSETS
Current assets:
Cash and cash equivalents	2,382,643	2,117,007	327,533
Restricted cash	21,552	1,218	188
Accounts receivable	43,274	52,595	8,137
Receivables from related parties	5,659	7,736	1,197
Consumables	25,459	30,957	4,790
Prepayments and other current assets	77,886	70,388	10,890
Deferred tax assets, current	42,613	50,453	7,806

Total current assets	2,599,086	2,330,354	360,541

Prepayment-acquisition escrow	—	227,143	35,142
Property and equipment, net	2,104,393	2,285,612	353,618
Goodwill	390,882	390,882	60,475
Intangible assets, net	42,393	39,645	6,134
Other assets	50,473	56,955	8,812
Deferred tax assets, non-current	98,918	113,058	17,492

Total assets	5,286,145	5,443,649	842,214

LIABILITIES
Current liabilities:
Accounts payable	45,742	40,365	6,245
Payables to related parties	4,182	2,547	394
Salaries and welfare payable	141,839	93,557	14,475
Income tax payable	42,397	38,488	5,955
Other taxes payable	15,308	18,802	2,909
Deferred revenues	73,150	106,873	16,535
Other unpaid and accruals	96,840	94,190	14,573
Other payables	419,118	490,005	75,811

Total current liabilities	838,576	884,827	136,897

Deferred rental	191,034	215,168	33,290
Deferred revenues, non-current	56,996	37,914	5,866
Deposits	33,454	42,602	6,591
Unfavorable lease liability	13,211	12,513	1,936
Convertible bonds	159,402	112,771	17,447
Financial liability (Convertible notes measured at fair value)	1,227,577	1,158,378	179,218
Deferred tax liability, non-current	11,552	11,566	1,789

Total liabilities	2,531,802	2,475,739	383,034

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 81,716,084 and 82,162,126 shares issued and outstanding as of December 31, 2010 and June 30, 2011, respectively)	3,257	3,272	506
Additional paid-in capital	1,913,734	1,965,351	304,069
Statutory reserves	94,114	94,114	14,561
Retained earnings	732,194	886,803	137,202

Total Home Inns shareholders’ equity	2,743,299	2,949,540	456,338

Noncontrolling interests	11,044	18,370	2,842

Total shareholders’ equity	2,754,343	2,967,910	459,180

Total liabilities and shareholders’ equity	5,286,145	5,443,649	842,214

	—	—	—

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.4635 on June 30, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000

Revenues:
Leased-and-operated hotels	743,754	687,287	809,227	125,200
Franchised-and-managed hotels	63,145	69,263	96,019	14,856

Total revenues	806,899	756,550	905,246	140,056
Less: Business tax and related surcharges	(48,842)	(48,164)	(58,118)	(8,992)

Net revenues	758,057	708,386	847,128	131,064

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(197,839)	(268,741)	(242,298)	(37,487)
Personnel costs	(128,961)	(123,411)	(149,850)	(23,184)
Depreciation and amortization	(75,487)	(85,614)	(83,531)	(12,923)
Consumables, food and beverage	(38,920)	(42,440)	(53,816)	(8,326)
Others	(76,481)	(72,542)	(97,436)	(15,075)

Total leased-and-operated hotel costs	(517,688)	(592,748)	(626,931)	(96,995)

Personnel costs of Franchised-and-managed hotels	(10,531)	(10,262)	(16,294)	(2,521)
Sales and marketing expenses (Note 2)	(8,574)	(9,954)	1,144	177
General and administrative expenses	(47,330)	(63,952)	(70,767)	(10,949)

Total operating costs and expenses	(584,123)	(676,916)	(712,848)	(110,288)

Income from operations	173,934	31,470	134,280	20,776

Interest income	1,780	5,084	8,659	1,340
Interest expense	(293)	(6,264)	(6,284)	(972)
Gain on change in fair value of convertible notes	—	15,086	26,301	4,069
Gain on buy-back of convertible bonds	1,980	—	1,521	235
Non-operating income	10,004	5,610	4,305	666
Foreign exchange loss, net	(504)	(1,568)	(322)	(50)

Income before income tax expense	186,901	49,418	168,460	26,064

Income tax expense	(49,213)	(15,688)	(44,778)	(6,928)

Net income	137,688	33,730	123,682	19,136

Less:Net income attributable to noncontrolling interests	(1,847)	(1,211)	(1,593)	(246)

Net income attributable to Home Inns’ shareholders	135,841	32,519	122,089	18,890

Earnings per share
— Basic	1.69	0.40	1.49	0.23

— Diluted	1.59	0.06	0.85	0.13

Weighted average ordinary shares outstanding
— Basic	80,517	81,811	82,093	82,093

— Diluted	84,364	91,413	92,401	92,401

Share-based compensation expense was included in the statement of operations as follows:
General and administrative expenses	14,035	16,991	19,929	3,083

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.4635 on June 30, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2:	For June 30, 2011, the item includes a credit to expense of RMB 14.0 million (US$2.2 million) due to a change in estimation on reward points redemption and expiration.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2011
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(626,931)	69.3%	—	0.0%	(626,931)	69.3%
Personnel costs of Franchised-and-managed hotels	(16,294)	1.8%	—	0.0%	(16,294)	1.8%
Sales and marketing expenses	1,144	0.1%	—	0.0%	1,144	0.1%
General and administrative expenses	(70,767)	7.8%	19,929	2.2%	(50,838)	5.6%

Total operating costs and expenses	(712,848)	78.7%	19,929	2.2%	(692,919)	76.5%

Income from operations	134,280	14.8%	19,929	2.2%	154,209	17.0%

	Quarter Ended June 30, 2011
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	US$ ’000		US$ ’000		US$ ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(96,995)	69.3%	—	0.0%	(96,995)	69.3%
Personnel costs of Franchised-and-managed hotels	(2,521)	1.8%	—	0.0%	(2,521)	1.8%
Sales and marketing expenses	177	0.1%	—	0.0%	177	0.1%
General and administrative expenses	(10,949)	7.8%	3,083	2.2%	(7,866)	5.6%

Total operating costs and expenses	(110,288)	78.7%	3,083	2.2%	(107,205)	76.5%

Income from operations	20,776	14.8%	3,083	2.2%	23,859	17.0%

	Quarter Ended March 31, 2011
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(592,748)	78.3%	—	0.0%	(592,748)	78.3%
Personnel costs of Franchised-and-managed hotels	(10,262)	1.4%	—	0.0%	(10,262)	1.4%
Sales and marketing expenses	(9,954)	1.3%	—	0.0%	(9,954)	1.3%
General and administrative expenses	(63,952)	8.5%	16,991	2.2%	(46,961)	6.2%

Total operating costs and expenses	(676,916)	89.5%	16,991	2.2%	(659,925)	87.2%

Income from operations	31,470	4.2%	16,991	2.2%	48,461	6.5%

	Quarter Ended June 30, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(517,688)	64.2%	—	0.0%	(517,688)	64.2%
Personnel costs of Franchised-and-managed hotels	(10,531)	1.3%	—	0.0%	(10,531)	1.3%
Sales and marketing expenses	(8,574)	1.1%	—	0.0%	(8,574)	1.1%
General and administrative expenses	(47,330)	5.9%	14,035	1.7%	(33,295)	4.1%

Total operating costs and expenses	(584,123)	72.4%	14,035	1.7%	(570,088)	70.7%

Income from operations	173,934	21.6%	14,035	1.7%	187,969	23.3%

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.4635 on June 30, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns’ shareholders (GAAP)	135,841	32,519	122,089	18,890
Foreign exchange loss, net	504	1,568	322	50
Share-based compensation	14,035	16,991	19,929	3,083
Gain on buy-back of convertible bonds	(1,980)	—	(1,521)	(235)
Gain on change in fair value of convertible notes	—	(15,086)	(26,301)	(4,069)

Adjusted net income attributable to Home Inns’ shareholders (Non-GAAP)
(Net income attributable to Home Inns’ shareholders excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bonds and gain on change in fair value of convertible notes)	148,400	35,992	114,518	17,719

	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	1.69	0.40	1.49	0.23

— Diluted	1.59	0.06	0.85	0.13

Weighted average ordinary shares outstanding
— Basic	80,517	81,811	82,093	82,093

— Diluted	84,364	91,413	92,401	92,401

Adjusted earnings per share (Non-GAAP)
(Earnings per share excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bonds and gain on change in fair value of convertible notes)
— Basic	1.84	0.44	1.39	0.22

— Diluted	1.76	0.39	1.24	0.19

Weighted average ordinary shares outstanding
— Basic	80,517	81,811	82,093	82,093

— Diluted	84,364	91,413	92,401	92,401

Note 1:
The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.4635 on June 30, 2011, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns’ shareholders	135,841	32,519	122,089	18,890
Interest income	(1,780)	(5,084)	(8,659)	(1,340)
Interest expenses	293	6,264	6,284	972
Income tax expense	49,213	15,688	44,778	6,928
Depreciation and amortization	78,076	88,094	85,929	13,294

EBITDA (Non-GAAP)	261,643	137,481	250,421	38,744

Foreign exchange loss, net	504	1,568	322	50
Share-based compensation	14,035	16,991	19,929	3,083
Gain on buy-back of convertible bonds	(1,980)	—	(1,521)	(235)
Gain on change in fair value of convertible notes	—	(15,086)	(26,301)	(4,069)

Adjusted EBITDA (Non-GAAP)
(EBITDA excluding excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bonds and gain on change in fair value of convertible notes)	274,202	140,954	242,850	37,573

%of total revenue	34.0%	18.6%	26.8%	26.8%

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	June30, 2010	March 31, 2011	June 30, 2011
Total Hotels in operation:	674	848	934
Leased-and-operated hotels	390	454	481
Franchised-and-managed hotels	284	394	453
Total rooms	78,231	97,321	106,843
Occupancy rate (as a percentage)	96.4%	85.1%	94.0%
Average daily rate (in RMB)	177	165	173
RevPAR (in RMB)	171	140	163
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30, 2010	June 30, 2011
Total Hotels in operation:	607	607
Leased-and-operated hotels	384	384
Franchised-and-managed hotels	223	223
Total rooms	71,214	71,214
Occupancy rate (as a percentage)	98%	97%
Average daily rate (in RMB)	177	175
RevPAR (in RMB)	173	170

*
“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.
“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.
“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.